TEEKAY CORPORATION	Teekay Corporation
4th Floor, Belvedere Building,
69 Pitts Bay Road,
Hamilton, HM 08
Bermuda
tel: +1 441 298 2530
fax: +1 441 292 3931
www.teekay.com

Mailing Address:
Suite No. 1778
48 Par-la-Ville Road
Hamilton, HM 11
Bermuda

March 12, 2013

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Teekay Corporation
Application for Withdrawal of Post-Effective Amendment No. 1 to Form S-8 Registration Statement No. 333-166523

Ladies and Gentlemen:

Teekay Corporation (the “Company”) hereby requests that its Post-Effective Amendment No. 1 to Form S-8 Registration Statement No. 333-166523, originally filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2013, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.

This Post-Effective Amendment was incorrectly filed with the EDGAR code “POS AM” instead of the correct Edgar code “S-8 POS.” The Company requests the withdrawal of this Post-Effective Amendment so that this Post-Effective Amendment may be re-filed using the correct EDGAR code.

If you would like to discuss any of the matters contained in this letter, please feel free to contact us, or you may contact David Matheson of Perkins Coie, LLP, our legal counsel, at (503) 727-2000.

Sincerely,

TEEKAY CORPORATION

By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)